Mail Stop 0407

May 16, 2005

Joy Rick
SBC Communications Inc.
175 E. Houston Street, 11th Floor
San Antonio, Texas 78205-2233


	RE:  	SBC Communications Inc.
		Post-Effective Amendment No. 1 to Form S-3
		File No. 333-118476
		Filed May 3, 2005

Dear Ms. Rick:

      We limited our review of your filing to matters relating to the outstanding comments issued in connection with our review of your pending Form S-4 (file no. 333-123283).

      As we have conducted only a limited review of your filing, we urge all persons who are by statute responsible for the adequacy and accuracy of the filing to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to any comments on your filing.

	If you have any questions, please call Ted Yu at (202) 551-
3372
or me at (202) 551-3833.

Sincerely,




      Michele M. Anderson
Legal Branch Chief



cc:	Ariel Aminetzah (via fax)
	Sullivan & Cromwell
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SBC Communications Inc.
Post-Effective Amendment No. 1 to Form S-3
Page 2 of 2